UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number 001-14552

Top Image Systems Ltd.
 (Translation of registrant's name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885, 333-175546 and 333-193350).

CONTENTS

Attached hereto is a copy of the Registrant's press release issued on June 8th, 2017, disclosing Consolidation of the Executive Management Team.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: June 8th, 2017	By:	/s/ Brendan Reidy
Brendan Reidy
Chief Executive Officer

Top Image Systems Announces Consolidation of the Executive
Management Team

Tel Aviv and Plano, Texas, June 8, 2017 – Top Image Systems, Ltd. (NASDAQ: TISA), a global innovator of intelligent content processing solutions, today announced a consolidation of the Executive Management team designed to return the company to profitability and accelerate our plans to transform the business to higher velocity cloud-based process automation solutions, with additional focus on the U.S. market.

Key changes to the Executive Management team include:

•
Yossi Dagan, Chief Financial Officer, has made a decision to pursue other opportunities, however he will remain with the company in a consulting capacity pending the transition of the Chief Financial Officer function to the U.S.;

•
Patti Barton, Vice President of Finance, situated in our U.S. headquarters, will assume interim responsibility as Chief Financial Officer.  Patti is a CPA with over 20 years of experience in finance, treasury, SEC reporting and risk management;

•
John McCaffrey has been appointed Vice President and General Manager of TIS Americas.  John brings to TIS a wealth of experience and proven track record in building high performance organizations, delivering sustained top-line revenue growth and shareholder value.  John will instill disciplined growth of our U.S. operations that includes sales, services and marketing.  John is a graduate of MIT Sloan School of Management and Princeton University;

•
Michael Schrader, President, will be leaving TIS. The company will work with Michael to implement a consolidation plan in our EMEA operations to ensure a smooth transition of his current responsibilities;

•	Andrew Pery, Chief Marketing Officer, will remain with the company in a consulting capacity.
"These changes to the Executive Management Team are consistent with the restructuring plans we have instituted in 2016 reducing our operating expenses by $4.1 million.  We have further realized consolidation of our U.S. sales and marketing functions into our Plano, Texas operations with an additional reduction of $1 million in our expenses," commented Brendan Reidy, CEO.   "Going forward, these changes will enable us to build upon and further strengthen our operations in the U.S.; better leverage our extensive installed base of financial services providers, where our solutions process $50 billion in remittance transactions annually; focus our investments on extending our services to cloud-based accounts payables and receivables processing; and at the same time continue to maximize profitability from our core forms processing solutions in EMEA and APAC-J. We are confident that these measures lay the foundation for delivering sustainable growth and shareholder value," added Reidy.

"We are indebted to Yossi, Michael and Andrew for their service and contributions to Top Image Systems," continued Reidy. "For 17 years Michael has served in various capacities as the manager of TIS's German operations, then as CTO/COO/Chief Executive Officer.  Under his guidance the company achieved a leadership position within the capture market.  As CFO, Yossi has implemented rigorous accounting and finance best practices and was instrumental in realizing cost efficiencies and control.  Andrew has developed and implemented our cloud go to market strategies and digital marketing programs to grow our lead and opportunity pipeline.  We thank them for their service and wish them well in their new endeavors," noted Reidy.

About Top Image Systems Top Image Systems™ (TIS™) Ltd. is a global innovator of on-premise and cloud-based applications that optimize content-driven business processes such as procure to pay operations, remittance processing, integrated receivables, customer response management and more.  Whether originating from mobile, electronic, paper or other sources, TIS solutions automatically capture, process and deliver content across enterprise applications, transforming information entering an organization into useful and accessible electronic data, delivering it directly and efficiently to the relevant business system or person for action with as little manual handling as possible.  TIS' solutions are marketed in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers and strategic partners. Visit the company's website at http://www.TopImageSystems.com for more information.

Top Image Systems Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects,", "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

***

TIS Company Contact: Camille Womack Corporate Marketing camille.womack@topimagesystems.com (214) 256-4600	TIS Investors Contact: James Carbonara Regional Vice President, Hayden IR james@haydenir.com (646) 755-7412